TRANSCRYPT SOLUTIONS, INC.

Financial Statements For The Period September 22, 2020 to December 31, 2020

TOGETHER WITH INDEPENDENT ACCOUNTANT REVIEW REPORT

TABLE OF CONTENTS

Description	Page
Independent Accountant Review Report 3

Profit & Loss Statement 4

Balance Sheet 5

Statement of Cashflows 6

Statement of Shareholders' Equity 7

Notes to Accompanied Financial Statements 8-10

NAPER
CPA GROUP

924 W. 75th Street
Suite 120 - 189
Naperville, IL 60565
+1 (815) 348-2421
omar@napercpa.com

INDEPENDENT ACCOUNTANT REVIEW REPORT

To the Management of TRANSCRYPT SOLUTIONS, INC.

We have reviewed the accompanying consolidated financial statements of TRANSCRYPT SOLUTIONS, INC. ("The Company"), which comprise the Balance Sheet as of December 31, 2020, and the related Profit & Loss Statement, Statement of Shareholders' Equity, and Statement of Cashflows for the period September 22, 2020 to December 31, 2020, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Consolidated Financial Statements
Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America (US GAAP); this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion
Based on our review, we are not aware of any material modification that should be made to the accompanying consolidated financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.



Omar Alnuaimi, CPA

Naperville, IL
June 10, 2021



TRANSCRYPT SOLUTIONS, INC.
PROFIT & LOSS STATEMENT
FOR THE PERIOD SEPTEMBER 22, 2020 TO DECEMBER 31, 2020

Revenue	
Revenue	$ -
Total Revenue	-
Cost of Sales	-
Gross Profit	-
Operating Expense	
Computer & Software Expense	59
Filing Fees	109
Misc. Expense	84
Total Operating Expenses	252
Net Income From Operations	(252)
Other Income (Expense)	
Total Other Income (Expense)	-
Net Income Before Provision for Income Tax	(252)
Provision for Income Taxes	-
Net Income (Loss)	$ (252)

TRANSCRYPT SOLUTIONS, INC.
BALANCE SHEET
AS OF DECEMBER 31, 2020

<u>**ASSETS**</u>

CURRENT ASSETS

Cash	$ -
TOTAL CURRENT ASSETS	-

NON-CURRENT ASSETS

Capitalized Software	1,154
TOTAL NON-CURRENT ASSETS	1,154
TOTAL ASSETS	1,154

<u>**LIABILITIES AND OWNER'S EQUITY**</u>

CURRENT LIABILITIES

Due to Shareholders	1,398
TOTAL CURRENT LIABILITIES	1,398

NON-CURRENT LIABILITIES

TOTAL NON-CURRENT LIABILITIES	-
TOTAL LIABILITIES	1,398

OWNER'S EQUITY

Common Stock (8M shares outstanding, par $0.000001)	8
Retained Earnings (Deficit)	-
Net Income (Loss)	(252)
TOTAL SHAREHOLDERS' EQUITY	(244)
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$1,154


TRANSCRYPT SOLUTIONS, INC.
STATEMENT OF CASHFLOWS
FOR THE PERIOD SEPTEMBER 22, 2020 TO DECEMBER 31, 2020


OPERATING ACTIVITIES

Net Income	$ (252)
Non-Cash Adjustments	-
NET CASH PROVIDED (USED) BY OPERATING ACTIVITIES	(252)

INVESTING ACTIVITIES

Capitalized Software	(1,154)
NET CASH PROVIDED (USED) BY INVESTING ACTIVITIES	(1,154)

FINANCING ACTIVITIES

Owner's Contribution (net)	8
Due to Shareholders	1,398
NET CASH PROVIDED (USED) BY FINANCING ACTIVITIES	1,406

NET INCREASE (DECREASE) IN CASH	-
CASH AT BEGINNING OF PERIOD	-
CASH AT END OF PERIOD	$ -

TRANSCRYPT SOLUTIONS, INC.
STATEMENT OF SHAREHOLDERS' EQUITY
AS OF DECEMBER 31, 2020

	Opening Equity Balance	Yearly Changes	Total
Balance, September 22, 2020	$ -	$ -	$ -
Net Income for the period ending December 31, 2020	-	(252)	(252)
Equity Contributions (Distributions)	-	8	8
Balance, December 31, 2020	$ -	$ (244)	$ (244)

NOTE A – ORGANIZATION AND NATURE OF ACTIVITIES

TRANSCRYPT SOLUTIONS, INC. ("The Company") is a Delaware Corporation incorporated on September 22, 2020. The Company is a 'SaaS' (software as a service) organization and provides a platform tool for customers to be utilized by their human resource departments to automate the issuance of employment and income verification documents.

NOTE B – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP"). As a result, the Company records revenue when earned and expenses when incurred. The Company has adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements, in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and the disclosures of contingent assets and liabilities and other items, as well as the reported revenues and expenses. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and any cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Revenue Recognition

The Company recognizes revenue when: (1) persuasive evidence exists of an arrangement with the customer reflecting the terms and conditions under which products or services will be provided; (2) delivery has occurred or services have been provided; (3) the fee is fixed or determinable; and (4) collection is reasonably assured. Revenues are generally recognized upon shipment of a sale. Any unshipped orders are recorded as deferred revenues.

NOTE B – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Capitalized Software

This balance represents the expenditures relating to the application development phase (Design, coding, hardware installation, testing, etc.) of the software The Company intends to provide access to / host the software through the internet (i.e., software as a service (SAAS) to customers).

The Company accounts for these expenditures in accordance with FASB ASC 350-40 "Internal-Use Software". As required by ASC 350-40, the Company capitalizes the costs incurred during the application development stage.

The capitalization and ongoing assessment of recoverability of development costs requires considerable judgment by management with respect to certain external factors, including, but not limited to, technological and economic feasibility, and estimated economic life. As of December 31, 2020, assessment of recoverability of development costs has resulted in no impairment related write-off/expense.

Income Taxes

The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities.

The Company sustained net operating losses during fiscal year 2020. Net operating losses will be carried forward to reduce taxable income in future years. Due to management's uncertainty as to the timing and valuation of any benefits associated with the net operating loss carryforwards, the Company has elected to recognize an allowance to account for them in the financial statements but has fully reserved it. Under current law, net operating losses may be carried forward indefinitely.

Commitments and Contingencies

The Company may be subject to pending legal proceedings and regulatory actions in the ordinary course of business. The results of such proceedings cannot be predicted with certainty, but the Company does not anticipate that the final outcome, if any, arising out of any such matter will have a material adverse effect on its business, financial condition or results of operations. As of December 31, 2020, the Company has not reported any lawsuit or known plans of litigation by or against the Company.

NOTE B – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Loans Due to Shareholders

Balance includes company expenses paid on behalf of The Company by Shareholders as well as cash loans made to The Company by Shareholders. In both instances, the agreement dictates a 0% interest rate and repayment will commence upon the generation of positive cashflows within the next 12-24 months.

NOTE C – EQUITY

Common Stock

Under the articles of incorporation, the total number of common shares of stock that the Corporation shall have authority to issue is ten million (10,000,000), $0.000001 par value per share. As of December 31, 2020, 8,000,000 shares have been issued and are outstanding.

NOTE D – CONCENTRATIONS OF RISK

Financial instruments that potentially subject the Company to credit risk consist of cash and cash equivalents. The Company places its cash and any cash equivalents with a limited number of high-quality financial institutions and do not exceed the amount of insurance provided on such deposits.

NOTE E – SUBSEQUENT EVENTS

Loans Due to Shareholders

In March 2021, a Company Shareholder loaned The Company $22,000 for general operating expenses. The loan is unsecured, dictates a 0% interest rate and repayment will commence once The Company begins generating positive cashflows from operations.

Management's Evaluation

Management has evaluated subsequent events through June 10, 2021, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in the financial statements.